

10035049

SEC Mail Processing Section

FEB 01 2010

Washington, DC
110

n.a. 2/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COSSÉ INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 - 5TH AVENUE, STE 3024
(No. and Street)

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS A. YOUNG (206) 624-6651
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 2/16

OATH OR AFFIRMATION

I, DENNIS A. YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COSSÉ INTERNATIONAL SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ACCOUNT 001-59513 DENNIS A. YOUNG, 401(k) PLAN ACCOUNT
ACCOUNT 001-69002 CHARLES B. COSSÉ
ACCOUNT 001-69005 CHARLES B. COSSÉ, DBA COSSÉ INTERNATIONAL PROPERTIES
ACCOUNT 001-69006 CHARLES B. COSSÉ AND SANDRA COSSÉ, JTWROS
ACCOUNT 001-69051 CHARLES B. COSSÉ TRUSTEE FBO JULIA T. COSSÉ
ACCOUNT 001-69054 SANDRA T. COSSÉ


JENNIFER S CHHIM
COMM. EXP.
NOTARY
PUBLIC
JULY 10, 2010
STATE OF WASHINGTON



Signature

Vice President/Treasurer
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

C O N T E N T S



PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Cossé International Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Cossé International Securities, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cossé International Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Peterson Sullivan LLP

January 26, 2010

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$ 1,061,057
Segregated cash	41,897
Deposits with clearing organizations and others	318,919
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $128,973	3,666
	$ 1,425,539

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to customers	$ 4,118
Accrued expenses	18,554
	22,672
Stockholder's Equity	
Common stock, $100 par value; 500 shares authorized; 250 shares issued and outstanding	25,000
Retained earnings	1,377,867
	1,402,867
	$ 1,425,539

See Notes to Financial Statement

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note 1. Summary of Significant Accounting Policies and Operations

Organization – Cossé International Securities, Inc. ("the Company") operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash – Cash consists of unrestricted cash balances in banks. The Company occasionally has deposits in excess of Federally-insured limits.

Segregated Cash – In accordance with regulations of the SEC, the Company maintains a special reserve bank account for the exclusive benefit of customers. At December 31, 2009, $41,897 was held in a segregated account.

Furniture, Equipment, and Leasehold Improvements – Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives (generally three to seven years) of the assets. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

Revenue Recognition – Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Income Tax – The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholder in computing his individual tax liability. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election.

Subsequent Events – The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was on January 26, 2010.

Note 2. Deposits with Clearing Organization and Others

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain deposits at the organizations and must maintain net capital of at least $750,000, instead of the $250,000 minimum amount, otherwise required by SEC rules, as discussed in Note 5.

Note 3. Employee Benefits

The Company has established a retirement plan called the Cossé International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust ("the Plan"). All salaried employees are eligible to participate in the Plan. There are no age requirements, but employees must have at least 1,000 hours of service in a calendar-year period. Employer contributions are discretionary and there were no employer contributions in 2009.

Note 4. Leases

The Company leases its office space under an operating lease that expires April 30, 2013. Rental expense under the lease was approximately $127,800 for the year ended December 31, 2009. The following is a schedule of minimum rent payments required under noncancelable operating leases for the years ending December 31:

2010	$ 130,683
2011	134,347
2012	138,011
2013	46,411
	$ 449,452

(continued)

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2009, the Company had computed net capital of $1,390,182, which was in excess of the required net capital level by $1,140,182. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.014 to 1.